UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

(Amendment No. 1)

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MARS ACQUISITION CORP.

(Name of Issuer)

Ordinary Shares, par value $0.000125 per share

(Title of Class of Securities)

G5870E 132

(CUSIP Number)

Iris Zhao

Americas Tower, 1177 Avenue of The Americas, Suite 5100

New York, NY (10036)

Telephone: (888) 622-1218

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G5870E 132

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mars Capital Holding Corporation
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power
	9	Sole dispositive voting power 0
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 0%
14	Type of reporting person* CO

SCHEDULE 13D

CUSIP No. G5870E 132

This statement relates (the “Schedule 13D”) to the ordinary shares, par value $0.00125 (the “Ordinary Share”), issued by Mars Acquisition Corp. (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

This is the first amendment to the original Schedule 13D, which was filed on February 22, 2023. This statement relates to the Ordinary Shares, $0.000125 par value, of the Issuer with executive office at Americas Tower, 1177 Avenue of The Americas, Suite 5100, New York, NY, 10036.

Item 2. Identity and Background.

(a) This statement is filed by Mars Capital Holding Corporation, a British Virgin Islands company (the “Sponsor” or the “Reporting Person”).

(b) Reporting Person was a Sponsor of the Issuer and primarily involved in investment. The Reporting Person no longer holds any of the Issuer’s outstanding Ordinary Shares as of January 31, 2024.

(c) The principal business address of the Reporting Person is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) The Reporting Person was a related party to the Issuer as it is directed by Shanchun Huang, the Issuer’s Chairman who resigned on February 6, 2024. Shanchun Huang has voting and dispositive power over the shares held by the Sponsor through his position as a managing member the Sponsor.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

On May 31, 2021, the Issuer issued an aggregate of 1,250,000 ordinary shares, at par value $0.0001 to the Sponsor.

On October 20, 2021, the Sponsor acquired an additional 173,125 ordinary shares, such that the Sponsor owned an aggregate of 1,423,125 founder shares (the “Founder Shares”), for approximately $0.012 per share.

On December 1, 2022, Issuer effectuated a share consolidation at a ratio of 1 for 1.25. Every 1.25 shares was consolidated into 1 share, pursuant to a written resolutions by all of the shareholders of the Issuer dated December 1, 2022. The share consolidation reduced the number of authorized shares from 1,000,000,000, par value $0.0001 to 800,000,000, par value $0.000125. The Sponsor’s Founder Shares was reduced from 1,423,125 to 1,138,500.

On February 13, 2023, the Sponsor purchased an aggregate of 391,000 private placement units (the “Units”) for a purchase price of $10.00 per Unit in a private placement that occurred simultaneously with the closing of this offering. Each Unit consists of one Ordinary Share, par value $0.000125 (the “Ordinary Share”) and one right to receive two-tenths (2/10) of one Ordinary Share upon consummation of the Issuer’s initial business combination.

Pursuant to the unanimous written resolutions of all the directors of the Sponsor, the Sponsor distributed the 1,607,700 Ordinary Shares to all shareholders of the Sponsor on a pro-rata basis based on their respective shareholding in the Sponsor.

Depending on prevailing market, economic and other conditions, the Reporting Person may from time to time acquire additional Ordinary Shares or engage in discussions with the Issuer concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) The Reporting Person has not effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2024

Mars Capital Holding Corporation

By:	/s/ Shanchun Huang
Name:	Shanchun Huang
Title:	Managing Member